MAIL STOP 3561

      November 3, 2005

Mr. Richard A. Stratton
Chief Executive Officer
Cold Spring Capital Inc.
51 Locust Avenue
Suite 302
New Canaan, Connecticut  06840

Re:	Cold Spring Capital Inc.
		Amendment No. 3 to Registration Statement on Form S-1
      Filed October 25, 2005
		File No. 333-125873

Dear Mr. Stratton:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General
1. We note the disclosure throughout the prospectus that you have received unsolicited inquires that you will not respond to, if at all, until after consummation of this offering. Supplementally provide the staff with the identity of the parties that have made these inquires, the number of inquires you have received to date and the nature of the inquiries. We may have further comment.
2. We note that the underwriter, Deutsche Bank Securities, has agreed to make the warrant purchases on behalf of Messrs. Stratton and Weingarten. Please advise how this arrangement complies with the terms of the Key Hospitality no action letter, whereby the parties seeking no action relief agreed to purchase warrants through a broker-dealer that was not a participant in the public offering.
3. We are unable to locate in the underwriting agreement the provision related to the compensation deferment. Please advise.
In
addition, it appears that section 9 of the underwriting agreement allows less than all of the shares to be offered in the event of a default by an underwriter of more than 10%. The agreement gives the right, but not the obligation, to terminate the agreement. It is therefore, in our judgment, not a firm commitment arrangement. Please revise the agreement or the prospectus. Additionally, discuss the reasons and rationale behind the decision to defer a portion of the underwriter`s compensation, as well as the decision to place such deferred compensation into the trust account for distribution to the public stockholders in the event of a liquidation.
4. Please include in the underwriting section the disclosure set forth in your response number two to our letter dated September 20,
2005 regarding when the distribution will terminate.

Prospectus Cover Page
5. Add disclosure to indicate that there are no assurances that the company`s securities will be approved for listing on the AMEX.

Prospectus Summary, page 1
6. With respect to the company`s plans to enter into transactions after the initial acquisition of an operating business, discuss whether such additional acquisitions will be identified from the same search process from which the initial business combination is derived, if so, how the company will determine which transaction will constitute the initial business combination and the other transaction(s) will follow, whether any such transaction may involve a business or assets owned directly or indirectly by an officer, director or affiliate of the company, and if so, how that fact might impact the company`s decision to delay the consummation of such transaction until after the initial business transaction, and whether stockholders will have any of the rights (escrow of funds, voting on the transaction, etc.) granted to them with respect to the initial business combination in connection with any of the subsequent acquisitions by the company. Finally, discuss whether the company currently has any such transactions under consideration and whether the company has taken any steps towards locating assets or businesses to acquire.

Risk Factors, page 11
7. Please disclose what the per share liquidation price will be in risk factor two.
8. Disclose in risk factor eight the industry in which Key Hospitality is seeking a business combination and update the status of its efforts in this regard.
9. The risk factor on page 22 concerning the listing of the company`s securities on the AMEX indicates that the company`s securities "will" be listed on the AMEX. Provide the staff with written confirmation from the AMEX that the listing of such securities has been granted, or revise the disclosure accordingly.
10. The risk factor on page 30 regarding NASAA`s Policy Statement is inapplicable in the event that the company lists its shares on the AMEX. Please revise or advise.
11. Please consider whether the risk factor on page 23 regarding delisting should discuss the consequences to investors and the company with respect Blue Sky rules and regulations, which would be become applicable should the company lose its status as a covered security. Please also supplementally advise us how you believe you satisfy the applicable AMEX listing criteria.

Use of Proceeds, page 33
12. You appear to have allocated proceeds not held in trust to due diligence in three separate line items: the first, the second and the fifth (reserves). Either this allocation is duplicative or the disclosure does not adequately discuss the specific due diligence undertakings contemplated. Please advise or revise.

Management`s Discussion and Analysis...., page 40
13. Your discussion of volatility on page 42 references a "basket of
U.S. finance companies" in making such determination. Provide additional detail to disclose the number of and pertinent features (revenues, total assets, net income, EBITDA, etc.) of such companies.
We may have further comment.

Proposed Business, page 44
14. Tell us the factors you considered in determining to value this offering at $120,000,000 and offer the units at $6.00 per unit. What factors did you consider when determining that you might need $107,426,000 in the trust fund to effect the business combination contemplated by the registration statement? Please discuss the specific factors and motivations behind the valuation. If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration," but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Cold Spring Capital, Inc. Given management`s extensive and high-level experience in the consumer and commercial finance industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.
Financial Statements

Subsequent Events, page F-11
15. Please expand Note 6 to disclose whether management believes that the possibility the financial statements will be affected by the litigation disclosed in Note 6 is reasonably possible or remote. If it is reasonably possible that the outcome of litigation disclosed in
Note 6 may result in a material liability, paragraph 10 of SFAS 5 requires disclosure of the range of reasonably possible loss or a clear statement that such a range cannot be estimated.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director
cc:	James W. Hackett, Jr., Esq.
	Fax: (617) 248-4000



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Mr. Richard A. Stratton
Cold Spring Capital Inc.
November 3, 2005
P. 1